550 West Adams, Suite 900

Chicago, IL, 60611

Phone	312.384.8000
Fax	312.346.3276

June 3, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Rahim Ismail

Carlos Pacho

Re:	Neutral Tandem, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 16, 2011

File No. 001-33778

Dear Gentlemen:

This letter sets forth the responses of Neutral Tandem, Inc., a Delaware corporation (the “Company”), to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 2, 2011, with respect to the above-referenced filing. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment.

As requested by the Staff of the Commission, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 44

1.	You have noted in one of your risk factors on page 27 that if your patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with yours, which could adversely affect your competitive business position. You have also noted in your footnote to your financial statements that your ’708 Patent was deemed invalid by the courts and the United States Patent and Trademark Office rejected the patent. Please disclose in MD&A, the affects this may have on your revenues and cash flows going forward.

Securities and Exchange Commission

June 3, 2011

Response: The Company acknowledges the Staff’s comment regarding the effects of the Company’s patent infringement action against Peerless Network, Inc. and John Barnicle in the United States District Court for the Northern District of Illinois (Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402).

As disclosed in a Current Report on Form 8-K filed on September 2, 2010, the court’s decision to invalidate the Company’s patent means that the status quo that has existed since Peerless Network commenced operations will continue, namely that the parties will continue to compete directly with each other and other competitors without legal restriction.

In this regard, the Company has disclosed in its Form 10-K that:

•	the Company’s patent was invalidated and the Company has faced increased competition;[i]

•	key drivers of the Company’s revenues and cash flows are minutes of use and average rate;ii

•	competition has lead to decreases in average rate;iii and

•	going forward, competition could lead to continued reductions in the Company’s average rate which could lead to decreases in the Company’s revenues and gross margins.iv

Other than as is already reflected in the Form 10-K, the Company cannot predict with any reasonable certainty the extent to which the effects of the Company’s ongoing competition with its competitors (including Peerless Network) will have on the Company’s revenues and cash flows going forward. Specifically, the Company is unable to predict what customers of the Company its competitors (including Peerless Network) will contact, what customers of Peerless Network or other competitors the Company will contact, the rates that the Company and its competitors (including Peerless Network) will offer to customers in order to compete for the customer’s business, whether those customers will leave their existing relationship with the Company or one of the Company’s competitors, respectively, and whether the Company or any of its competitors (including Peerless Network) would reduce its rates to retain or gain those customers.

Securities and Exchange Commission

June 3, 2011

The Company’s practice is to disclose, in the revenue discussion, both in the Company’s 10-K and 10-Qs, significant drivers of growth, including billed minutes of use and the Company’s average rate per billed minute.

For example, in the March 31, 2011 Form 10-Q, the Company disclosed that $5.5 million of its revenue growth was, “due to an increase of minutes of use to 31.7 billion minutes processed in the three months ended March 31, 2011 from 24.7 billion minutes processed in the three months ended March 31, 2010, an increase of 28.4%. The increase in the number of minutes processed by the network was a result of further penetration of current markets and customers, as well as the entry into 43 new markets since March 31, 2010. Offsetting the increase in minutes was a decrease in average fee billed per minute from $0.0018 for the three months ended March 31, 2010 to $0.0016 for the three months ended March 31, 2011.”

As discussed further in endnote iv below, the Company has further disclosed that should competition with its competitors (including Peerless Network) continue, and the Company was unable to offset the effects of any price reductions from such competition by carrying higher volumes of traffic, the Company could experience reduced revenues and gross margins, either of which could have a material and adverse effect on the Company’s business, prospects, financial condition and operating results.

In response to the Staff’s comment, in future filings the Company will include the following disclosure in MD&A:

Patent Protection

Our ability to maintain profitability or positive cash flow depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

Any resulting increased competition may cause price decreases. If we are unable to offset the effects of any price reductions by carrying higher volumes of traffic, we could experience reduced revenues and gross margins.

On June 12, 2008, we commenced a patent infringement action against Peerless Network, Inc. and John Barnicle in the United States District Court for the Northern District of Illinois to enforce our rights under U.S. Patent No. 7,123,708 (Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402) . On September 2, 2010, the court hearing the case

Securities and Exchange Commission

June 3, 2011

granted Peerless Network’s motion for summary judgment. The court found that the ’708 Patent was invalid in light of a prior patent. See “Item 3. Legal Proceedings” above for a further description of this matter. On December 20, 2010, we filed notice that we plan to appeal the court’s order granting Peerless Network’s motion for summary judgment and finding that the ’708 Patent is invalid. If we do not prevail in this matter, it could result in continued or increased competition, either of which could adversely affect our ability to maintain profitability or positive cash flow.

Note 8 - Commitments and Contingencies, page 73

2.	We note that in your disclosure of contingencies related to your proceedings before the United States Patent and Trademark Office, you have noted that you are unable to predict the outcome that the ‘708 Patent is unenforceable. This disclosure is not clear as to whether management believes that it is reasonably possible that the outcome of these matters may result in a liability, and has determined the range of possible loss. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please tell us in detail the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

Response: The Company notes the Staff’s comment regarding the disclosure requirements of ASC 450-20-50. ASC 450-20-50-1 requires disclosure of the nature of any accrual made pursuant to the provisions of ASC 450-20-25-2 where a loss is probable and the amount of the expected loss is reasonably estimable. Paragraphs three through five of ASC 450-20-50 also require disclosure regarding losses which are reasonably possible, but not probable, or for which the amount of loss cannot be reasonably estimated. In such cases, disclosure is required regarding the nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

With regard to the suit filed by the Company on June 12, 2008 in the United States District Court for the Northern District of Illinois against Peerless Network, Inc. and John Barnicle, the Company brought suit for patent infringement. As discussed in response to the Staff’s first comment, the Company has provided extensive disclosure concerning the case. The Company believes that modification to the disclosures is unnecessary because the Company is the plaintiff in the case and a loss is not probable or reasonably possible.

*  *  *  *

Securities and Exchange Commission

June 3, 2011

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 384-8090.

Sincerely,

/s/ Richard Monto

Richard Monto
General Counsel

CC:	Robert Junkroski

Neutral Tandem, Inc.

Gerald T. Nowak

Kirkland & Ellis LLP

Theodore A. Peto

Kirkland & Ellis LLP

[i]	See page 8 of the Form 10-K, where the Company discloses:

Over the past several years, we have faced increasing direct competition from other competitive providers of voice services, including Level 3, Hypercube and, most specifically, Peerless Network. As more specifically described below under “Item 3. Legal Proceedings,” in 2008 we commenced a patent infringement action against Peerless Network and Peerless Network asserted several counterclaims against us generally alleging that (i) our patent is invalid and unenforceable under a variety of theories, (ii) assertion of the patent amounts to patent misuse and violates certain monopolization laws, and (iii) certain conduct surrounding the litigation gave rise to a tortious interference claim. On September 2, 2010, the court hearing the case granted Peerless Network’s motion for summary judgment. The court found that our patent was invalid in light of a prior patent. Each party plans to appeal various rulings made against it in the litigation …We are unable to provide accurate market share information, since no regulatory body or industry association requires carriers to identify amounts of voice traffic to other carrier types. Traffic in most instances is reported on aggregate levels.

ii	See pages 46 and 47 of the Company’s Form 10-K:

We generate revenue from sales of our voice, IP Transit and Ethernet services. Revenue is recorded each month based upon documented minutes of traffic switched or data traffic carried for which service is provided, when collection is probable. Voice revenue is recorded each month on an accrual basis based upon minutes of traffic switched by our network by each customer, which we refer to as minutes of use. The rates charged per minute are determined by contracts between us and our customers or by filed and effective tariffs.

Securities and Exchange Commission

June 3, 2011

Minutes of use of voice traffic increase as we increase our number of customers, increase the penetration of existing markets, either with new customers or with existing customers, and increase our service offerings. The minutes of use decrease due to direct connection between existing customers, consolidation between customers, a customer using a different interconnection provider or a customer experiencing a decrease in the volume of traffic it carries.

The average fee per minute of voice traffic varies depending on market forces and type of service, such as switched access or local transit. The market rate in each market is based upon competitive conditions along with the switched access or local transit rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average. For example, although we regard the 42 new markets that we added in 2010, the 37 new markets that we added in 2009 and the 36 new markets that we added in 2008 as financially attractive, the rates for local transit service we charge in the more recently opened markets are generally lower than the rates we charge in the markets we opened earlier.

See page 52 of the Company’s Form 10-K:

The remaining increase in revenue of $14.8 million, or 8.8%, was primarily due to an increase in voice minutes of use billed to 108.5 billion minutes processed for the year ended December 31, 2010 from 87.8 billion minutes processed in the year ended December 31, 2009, an increase of 20.7 billion minutes, or 23.5%. The number of minutes carried over our network increased as a result of the entry into 42 new markets in 2010 and further penetration of current markets and customers.

The number of markets in which we operated increased to 179 at December 31, 2010 from 137 at December 31, 2009. The average fee per voice minute for the year ended December 31, 2010 of $0.0017 decreased from the December 31, 2009 amount of $0.0019.

iii	See page 9 of the Form 10-K, where the Company discloses:

As a result of competitive pressures over the last several years, the average rates charged for voice services in certain markets in the United States and IP Transit services globally have decreased significantly. We believe that this trend is likely to continue. For a further discussion see “Risk Factors—Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.” in Item 1A below.

iv	See page 29 of the Form 10-K, where the Company discloses:

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

As a result of competition, the average rates charged for voice services in the United States and IP Transit services globally have decreased significantly over the past several years. We believe that this trend is likely to continue for the foreseeable future.

In addition to the regulatory risks that could cause price decreases, the primary sources of pricing pressure include… competitors offering our customers services at reduced prices, at times

Securities and Exchange Commission

June 3, 2011

substantially, or bundling and pricing services in a manner that makes it difficult for us to compete… If we are unable to offset the effects of any price reductions by carrying higher volumes of traffic, we could experience reduced revenues and gross margins, either of which could have a material and adverse effect on our business, prospects, financial condition and operating results.